LOAN AGREEMENT

THIS LOAN AGREEMENT, made and entered into this $\underline{28}$ day of September, 2010, by and between MARTINS CREEK SOLAR NC, LLC ("Borrower"), and NANTAHALA BANK & TRUST CO ("Lender").

WITNESETH:

WHEREAS, Borrower has entered into that certain Site Lease dated December 28, 2009, by and between Cherokee County Board of Commissioners and Cherokee County Board of Education as Lessor and Solar Energy Initiatives, Inc., as assigned to MARTINS CREEK SOLAR NC, LLC, as Lessee ("Leased Premises");

WHEREAS, Borrower desires financing for the construction and installation of a solar energy facility to be located on the Leased Premises;

WHEREAS, in order to loan funds to Borrower, Lender enters into this Loan Agreement with Borrower for the purposes as set forth;

WHEREAS, the loan made hereunder will be secured in part by a first perfected security interest, subject to no other liens, in the following personal property (including any proceeds and products), whether now owned or later acquired, all photovoltaic solar panels, utility grade inverter, all ground mounted solar panel racking equipment, and all other equipment and facilities constructed and installed on the Leased Premises, including but not limited to those items described in Exhibit "A" attached hereto and by reference made a part hereof (hereinafter collectively referred to as Equipment);

NOW, THEREFORE, for and in consideration of the premises, the sum of One ($1.00) Dollar and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
AMOUNT AND TERMS OF LOAN

1.1 LOAN AND NOTE. The term "Loan" herein shall refer to the indebtedness of Borrower to Lender evidenced by a Note in the original principal amount of ONE MILLION TWO HUNDRED TWENTY-TWO THOUSAND AND NO/100 DOLLARS ($1,222,000.00) in form satisfactory to Lender (the "Note"). Concurrent with the execution and delivery of the Note, the Lender will, upon the terms and conditions of this Agreement, lend to the Borrower the sum of up to ONE MILLION TWO HUNDRED TWENTY-TWO THOUSAND AND NO/100 DOLLARS ($1,222,000.00).

1.2 INTEREST AND REPAYMENT. The Note shall bear interest at the fixed rate of SIX AND NINETY-NINE ONE-HUNDREDTHS (6.99%) per annum, in accordance with the terms of the Note. Payment of the Note shall be made at Lender's office at 86 HiwasseeStreet, Murphy, North Carolina 28906 unless otherwise directed in writing by Lender. Borrower will punctually pay all amounts due and owing in accordance with the terms of the Note.

ARTICLE II
CONDITION OF LENDING

2.1   CONDITIONS PRECEDENT TO THE LOAN. As a condition precedent to Lender making the Loan, the Borrower shall deliver to Lender on or before the date of the Loan closing, the following, in form and substance satisfactory to Lender:

(a)   The Promissory Note;

(b)   The Security Agreement;

(c)   UCC Financing Statement;

(d)   Transfer and Assignment of Lessee's Rights Under Site Lease by and between Martins Creek Solar NC, LLC as Lessee, and Cherokee County Board of Commissioners and Cherokee County Board of Education as Lessors;

(e)   Security Agreement and Collateral Assignment of Renewable Energy Management Program by and between Martins Creek Solar NC, LLC as Borrower and Cherokee County Board of Education as County and Nantahala Bank & Trust Company as Lender;

(f)   Assignment of Generation Partners Expanded Pilot Participation Agreement, by and between Martins Creek Solar NC, LLC as Assignee and Cherokee County Board of Education as Assignor;

(g)   Assignment of Interconnection Agreement for Small Generation (Less than 1 MW) by and between Blue Ridge Mountain Electric Membership Corporation and Cherokee County Board of Education;

(h)   Any and all rights, title and interests of the Borrower to the solar investment tax credits;

(i)   Unconditional Guaranty of Payment and Performance by SNRY Power, Inc.;

(j)   Limited Guaranty of Payment and Performance by Kevin A. Cassell;

(k)   Limited Guaranty of Payment and Performance by David W. Fann;

(l)   Limited Guaranty of Payment and Performance by James A. Roberson;

(m)   Limited Guaranty of Payment and Performance by Jessie Everett Airington;

(n)   Limited Guaranty of Payment and Performance by Michael J. Dodak;

(o)   Evidence satisfactory to Lender of ownership of the Collateral by Borrower free and clear of encumbrances of any kind;

(p)   Such other documents as reasonably may be required by the Lender or Lender's counsel.

The Loan documents as provided above (collectively, the "Loan Documents"), when prepared, shall set forth the matters contained in the Loan Agreement and contain such other provisions as are deemed necessary or desirable by Lender. The form and substance of all such documents must be satisfactory to Lender prior to disbursement by Lender of any of the proceeds of the Loan.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BORROWER

The Borrower represents and warrants to, and agrees with the Lender as follows:

3.1   POWER AND AUTHORIZATION.

(a)   The Borrower has authorized the execution and delivery of the Note and all other documents contemplated by this Loan Agreement to which it or they are a party, and such execution and delivery will not violate any law, or any other agreement to which Borrower is a party.

(b)   This Loan Agreement constitutes, and upon execution and delivery thereof, the Note, the Security Agreement, and the ancillary documents will constitute, legal, valid and binding obligations of the Borrower enforceable against the Borrower.

3.2   FINANCIAL CONDITION.   The reports and financial statements of Borrower submitted to Lender in connection with the Loan have been prepared from Borrower's books and records in accordance with generally accepted accounting principles and practices, consistently applied, and fairly reflect the financial condition of Borrower for the periods therein defined. No material adverse changes have since occurred.

Except as disclosed in the aforesaid reports and financial statements, Borrower:

(a)   Has not incurred any debts, liabilities or other obligations, nor committed to incur any debts, liabilities or obligations, except in the ordinary course of business or, in the case of the Guarantors, in the course of their individual and every day personal affairs;

(b)   Has no liabilities, direct or contingent;

(c)   Has made no investments in, advances to, or guaranties or obligations of any other company, person, firm, corporation, or other entity;

(d)   Is not subject to any judgment, nor are there any liens, encumbrances or security interests outstanding against Borrower, or any of their properties.

3.3   LITIGATION.   There is no litigation, proceeding, claim or dispute pending or threatened against Borrower, the adverse determination of which would materially affect Borrower's ability to repay the Loan or otherwise perform hereunder.

ARTICLE IV
COVENANTS BY BORROWER

Until all the obligations of Borrower under this Agreement have been performed and paid in full, Borrower covenants and agrees as follows:

4.1   INSURANCE.   Borrower shall maintain insurance on the Collateral as described in Article VII hereof in such amounts and against such hazards and liabilities as is customarily maintained by other companies in the same geographical area operating similar businesses, including Builder's Risk Insurance during the construction of improvements to be located on the Leased Premises, or as may be otherwise requested by the Lender. All such policies of insurance shall be in form and substance and with insurance companies satisfactory to Lender, and Borrower shall exhibit the same or deliver evidence thereof to Lender upon request. Further, upon request, Lender shall be designated as loss payee under any such policies, as its interests may appear.

4.2   MAINTENANCE OF BUSINESS AND LEGAL EXISTENCE. Borrower shall comply with all valid and applicable statutes, ordinances, rules and regulations and shall keep in force and effect all licenses, permits, bonds and franchises necessary for the proper conduct of its business.

4.3   ADVERSE CHANGES AND LITIGATION. Borrower shall immediately inform Lender of any material adverse change in its financial condition, or the financial condition of Guarantor, and shall promptly inform Lender of any litigation or threatened litigation or of the occurrence of any other event or circumstance which might substantially affect the financial condition or business of Borrower.

4.4   MANAGEMENT AND OWNERSHIP. No material change shall be made without the prior written consent of Lender in the management or ownership of Borrower, or in the manner in which its business is conducted. Said consent shall not be unreasonably withheld by Lender.

4.5   FINANCIAL STATEMENTS. Within thirty (30) days after June 30 and December 30 of each year, Borrower shall furnish or cause to be furnished to Lender a copy of Borrower's current internal, unaudited financial statement, and those of each Guarantor, (provided, however, that with respect to Personal Guarantors, only annual financial statements need to be provided). Borrower's financial statements shall contain a balance sheet, and profit and loss statement in reasonable detail, prepared in accordance with generally accepted accounting principles, consistently applied. Each set of financial statements shall be certified by a duly authorized officer of Borrower to be correct and accurate. Borrower shall also furnish a copy of its complete income tax returns on a timely basis. Other information, such as proof of real property tax payments, accounts payable agings, more frequent interim financial statements and additional financial information may be required at the Lender's request.

4.6   OTHER DEBTS. As it relates to the Collateral described herein, other than the loan from NANTAHALA BANK & TRUST CO of even date herein in the principal amount of ONE MILLION TWO HUNDRED TWENTY-TWO THOUSAND AND NO/100 DOLLARS ($1,222,000.00), the Borrower shall not directly or indirectly incur, create, assume or permit to exist any obligation for payment of borrowed money, excepting only unsecured current liabilities incurred in the ordinary course of business and obligations contemplated by this Agreement, without the express written consent of Lender, which consent shall not be unreasonably withheld. Further, Borrower shall not guarantee the obligations of any person or entity, excepting only obligations contemplated by this Agreement.

4.7   SALE OF COLLATERAL. Borrower shall not sell, lease, transfer or otherwise dispose of any of the Collateral as described in ARTICLE VII hereof, other than in the ordinary course of Borrower's business. If Borrower should desire to sell any of the Collateral, a release price therefore may be determined at the sole discretion of Lender, and upon the sale of that Collateral, the release price will be paid over by Borrower to Lender and applied by Lender to payments due on the Note, in inverse order of the due dates, and Lender shall thereupon release its lien or security interest upon the Collateral sold.

4.8   BULK SALE. The Borrower shall not, without the prior written consent of the Lender, sell, transfer or convey all or any part of its interest in its assets to another entity.

4.9   ENCUMBRANCES. Borrower shall not incur or permit to exist any encumbrance, pledge or lien upon or against any of the Collateral, except:

(a)   Liens or security interests required or expressly contemplated or permitted by this Agreement;

(b)   Liens for taxes, assessments and other governmental charges not yet due and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due; and

(c)   Tax liens which are being contested in good faith.

4.10   TAXES. Borrower shall pay promptly, when due, all taxes, assessments and governmental charges or levies imposed upon the Borrower or upon the income or any property of the Borrower.

4.11   EXAMINATION OF RECORDS. Borrower shall permit any representative of Lender to examine and to audit any or all of Borrower's books and records and to copy portions thereof, and to visit and inspect any of the Collateral upon receipt of reasonable notification and request.

4.12   USA PATRIOT ACT VERIFICATION INFORMATION. Borrower shall provide evidence of its legal name, tax identification number, and street address, and a driver's license and date of birth (if the Borrower is an individual), satisfactory to and sufficient for the Lender to verify the identity of the Borrower, as required under the USA Patriot Act. Borrower shall notify Lender promptly of any change in such information.

ARTICLE V
EVENTS OF DEFAULT

An event of default shall be deemed to have occurred hereunder if any of the following occurs and, if such event of default is subject to cure, Borrower has failed to cure such event of default as provided in Subsection (i) of Article V (an "Event of Default");

(a)   Nonpayment, when due, of any principal, accrued interest, premium, fee or other charge due under the Note.

(b)   Default by Borrower in the due observance or performance of any term, covenant, condition or agreement on its part to be performed under this Loan Agreement, the Note, or under any other document contemplated by this Loan Agreement, or under any other loan in favor of this Lender, herein.

(c)   If Borrower shall:

(1)   Make a general assignment for the benefit of its creditors;
(2)   File a voluntary petition in bankruptcy;
(3)   Be adjudicated as bankrupt or insolvent;
(4)   File any petition or answer seeking, consenting to, or acquiescing in, reorganization, arrangement, composition, liquidation, dissolution or similar relief, under any present or future statute, law or regulation;
(5)   File an answer admitting or failing to deny the material allegations of

the petition against it for any such relief;

    (6)   Admit in writing its inability to pay its debts as they mature;

    (7)   Discontinue business; or

    (8)   Be unable to pay its debts as they become due.

    (d)   Borrower fail to have vacated or set aside within thirty (30) days of its entry any court order appointing a receiver or trustee for all or a substantial portion of the Borrower's property.

    (e)   Any warranty, representation or statements made or furnished to Lender by Borrower in connection with the Loan or in connection with this Agreement (including any warranty, representation or statement in the application of Borrower for the Loan or in any accompanying financial statements) or to induce Lender to make the Loan, proves to be untrue, misleading or false in any material respect.

    (f)   Borrower suffers or permits any lien, encumbrance or security interest to attach to any of its property, except as herein otherwise expressly permitted, or if any judgment shall be entered against Borrower or any attachment shall be made against any property of Borrower, which judgment or attachment shall remain undischarged, unbonded, or undismissed for a period of thirty (30) days.

    (g)   Borrower defaults in the payment of any principal or interest on any obligation to Lender or to any other creditor.

    (h)   Borrower shall sell, lease, or otherwise transfer or convey any of the Collateral, or any interest therein without Lender's prior written approval, except as herein otherwise expressly permitted.

    (i)   Upon the occurrence of any Event of Default as defined in this Agreement and any of the Loan Documents, (i) Lender shall give written notice to Borrower of a monetary default hereunder, and Borrower shall have a period of five (5) days thereafter to cure such monetary default, and (ii) Lender shall give written notice to Borrower of a non-monetary default hereunder and Borrower shall have a period of fifteen (15) days thereafter to cure such non-monetary default (provided, however, that the Lender shall have no obligation to provide more than three (3) written default notices to the Borrower, within any given calendar year).

ARTICLE VI
REMEDIES ON EVENT OF DEFAULT

    6.1   DECLARE NOTE DUE. Upon the occurrence of any Event of Default as defined in this Agreement, the Note, Security Agreement, or any other document contemplated by this Agreement, then in any such event, Lender at its option, may declare the entire unpaid balance of the Note to be forthwith due and payable, and thereupon such balance shall become so due and payable without presentment, protest or further demand or notice of any kind, all of which are hereby expressly waived, and Borrower will forthwith pay to Lender the entire principal of and interest accrued on the Note.

6.2   OTHER REMEDIES. Upon the occurrence or discovery of an Event of Default, the Lender shall, in addition to its option to declare the entire unpaid amount of the Note due and payable, at its option:

(a)   Move to protect its rights and remedies as a secured party under the Security Agreement, by extrajudicial authority as set forth in that instrument, by action at law or equity, or by any other lawful remedy to enforce payment.

(b)   Apply the proceeds from any disposition of the Collateral to the satisfaction of the following items in the order in which they are listed:

(1)   The expenses of taking, preserving, insuring, repairing, holding and selling the Collateral, including any legal costs and attorney's fees. If any of the Note shall be referred to an attorney for collection, Borrower and all others liable on the Note, jointly and severally agree to pay reasonable attorney's fees and all costs of collection.

(2)   The expenses of liquidating or satisfying any liens, security interest or encumbrances on or in the Collateral which may be prior to the lien or security interest of Lender therein.

(3)   The unpaid amount of any interest due on the Note.

(4)   The unpaid principal amounts of the Note.

(5)   Any other indebtedness of Borrower to Lender.

(6)   The remainder, if any, to Borrower, it being understood and agreed that if the proceeds realized from the disposition of the Collateral shall fail to satisfy items (1) through (5) above, Borrower shall forthwith pay any such deficiency to Lender upon demand.

(c)   Exercise any and all rights of setoff which Lender may have against any account, fund or property of any kind, tangible or intangible, belonging to Borrower and which shall be in Lender's possession or under Lender's control.

ARTICLE VII
COLLATERAL

Borrower's obligation for payment of the Note shall be collateralized by a first secured interest in all of the Borrower's rights, title and interest in and to each of the following, wherever located and whether now or hereafter existing or now owned or hereafter acquired or arising (the "Collateral"):

(a)   All Equipment;
(b)   Transfer and Assignment of Lessee's Rights Under Site Lease by and between Martins Creek Solar NC, LLC as Lessee, and Cherokee County Board of Commissioners and Cherokee County Board of Education as Lessors;
(c)   Security Agreement and Collateral Assignment of Renewable Energy Management Program by and between Martins Creek Solar NC, LLC as Borrower and Cherokee County Board of Education as County and Nantahala Bank & Trust Company as Lender;

(d) Assignment of Generation Partners Expanded Pilot Participation Agreement, by and between Martins Creek Solar NC, LLC as Assignee and Cherokee County Board of Education as Assignor;

(e) Assignment of Interconnection Agreement for Small Generation (Less than 1 MW) by and between Blue Ridge Mountain Electric Membership Corporation and Cherokee County Board of Education.


ARTICLE VIII
MISCELLANEOUS


8.1   CLOSING. The Lender shall not be obligated to make the Loan or advance any funds until Borrower has fully met all requirements herein set forth to be met by Borrower, and until Borrower has paid to Lender and any other parties entitled thereto, all fees and other charges due in connection with the Loan.

8.2   AMENDMENTS. No amendment of any provisions of this Loan Agreement, nor consent to any departure of Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

8.3   NOTICES. Any and all notices, elections or demands permitted or required to be given under this Agreement shall be in writing, signed by or on behalf of the party giving such notice, election or demand, and shall be deemed to have been properly given and shall be effective upon being personally delivered, or upon being deposited in the United States mail, postage prepaid, certified with return receipt required, and shall be deemed to have been received on the earlier of the date shown on the receipt or three (3) business days after the postmarked date thereof, or upon being deposited with an overnight delivery service requiring proof of delivery, to the other party at the address of such other party set forth below or such other address within the continental United States as such other party may designate by notice specifically designated as a notice of change of address and given in accordance herewith; provided, however, that the time period in which a response to any such notice, election, demand or request must be given shall commence on the date of receipt thereof; and provided further that no notice of change of address shall be effective until the date of receipt thereof. Personal delivery to a partner or any officer, partnership, agent or employee of such party at said address shall constitute receipt. Rejection or other refusal to accept or inability to deliver because of changed address of which no notice has been given shall also constitute receipt. Any such notice, election, demand, request or response shall be addressed as follows:

If given to Lender, shall be addressed as follows:

> NANTAHALA BANK & TRUST CO
> 86 HiwasseeStreet
> Murphy, North Carolina 28906
> Attn: Bryan Lunsford

with a copy to:

MCKEEVER & SMITH
P.O. Box 491
1680 Pleasant Valley Road
Murphy, North Carolina 28906
Attn: William H. McKeever and
Noland W. Smith

with a copy to:

DAVIS, PICKREN & SEYDEL
2300 Marquis Two Tower
285 Peachtree Center Avenue, N.E.
Atlanta, Georgia 30303
Attn: William Terry Pickren

and, if given to Borrower, shall be addressed as follows:

MARTINS CREEK SOLAR NC, LLC
327 Hillsborough Street
Raleigh, North Carolina 27603
Attn: David W. Fann

8.4 <u>GOVERNING LAW AND PARTIES BOUND</u>. This Agreement and the Note shall be governed by and construed in accordance with the laws of the State of NORTH CAROLINA and shall be binding upon and shall inure to the benefit of the parties hereto, their successors and assigns.

8.5 <u>ATTORNEY'S FEES AND EXPENSES</u>. If Lender shall incur any cost or expense, including, without limitation, reasonable attorney's fees, in connection with this Agreement, the Note or the Loan, in any manner whatsoever, direct or indirect, whether with regard to the collection of amounts due, protection of Collateral, defense of Lender or otherwise, upon demand by Lender, Borrower shall pay the same or shall reimburse Lender therefor in full.

8.6 <u>ASSIGNMENT BY BORROWER</u>. No commitment issued by Lender to Borrower for the Loan nor any of Borrower's rights hereunder shall be assignable by Borrower without the prior written consent of Lender.

8.7 <u>NO WAIVER; REMEDIES</u>. No failure on the part of the Lender, and no delay in exercising any right under this Loan Agreement, shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Loan Agreement preclude any other or further exercise thereof or the exercise of any other right.

8.8 <u>SEVERABILITY</u>. In the event that any clause or provisions of this Loan Agreement or any document or instrument contemplated by this Agreement shall be held to be invalid by any court of competent jurisdiction, the invalidity of such clause or provision shall not affect any of the remaining portions or provisions of this Loan Agreement.

8.9 <u>TIME</u>. TIME IS OF THE ESSENCE of this Agreement.

8.10 <u>INCONSISTENCY WITH OTHER LOAN DOCUMENTS</u>. In the event of any inconsistency between the provisions hereof and the provisions in any of the other Loan Documents between the Borrower and Lender herein, it is intended that the provisions of this Loan Agreement shall be controlling.

8.11   COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Loan Agreement as of the date first above written.

BORROWER:

MARTINS CREEK SOLAR NC, LLC
A North Carolina Limited Liability Company

BY: _____

_____
Witness

DAVID W. FANN

TITLE: Managing Member

LENDER:

NANTAHALA BANK & TRUST CO

BY: _____

_____
Witness

BRYAN LUNSFORD

TITLE: City Executive

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